UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

DESTINY ALTERNATIVE FUND (TEI) LLC

(Name of Subject Company (Issuer))

DESTINY ALTERNATIVE FUND (TEI) LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY UNITS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Ann S. Maurer

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700

May 29, 2024

(Date Tender Offer First Published,

Sent or Given to Security Holders)

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   third-party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on May 29, 2024, by Destiny Alternative Fund (TEI) LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase limited liability company units ("Units") in the Fund in an aggregate amount up to $1,059,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on May 29, 2024.

This is the final amendment to the Statement and is being filed to report the results of the Offer.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.     Holders of Units in the Fund ("Members") that desired to tender Units or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on June 28, 2024.

2.     As of June 28, 2024, six (6) Members validly tendered Units and did not withdraw such tenders prior to the expiration of the Offer. The validly tendered Units were accepted for repurchase and paid for by the Fund.

3.     The net asset value of the Units was calculated for purposes of the Offer as of June 28, 2024 in the amount of $1,106,466.

4.     A promissory note in the amount of the purchase price of the Units or portions of Units tendered was issued to the Members whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Members, in accordance with the terms of the Offer. Two (2) Members, whose tenders were accepted for purchase by the Fund, did not tender their entire Units; therefore, pursuant to the promissory notes issued to the Members, the Fund paid to the Members 100% of the Members’ unaudited net asset value of the Units tendered. Cash payments in the amount of the unaudited net asset value of the Units tendered was wired to the accounts designated by such Members in their Letters of Transmittal on September 3, 2024. Four (4) Members, whose tenders were accepted for purchase by the Fund, tendered their entire Units in the Fund; therefore, pursuant to the promissory notes issued to the Members, the Fund paid to the Members at least 95% of the Members’ unaudited net asset value of the Units tendered (the “Initial Payment”). The Fund will pay the Members a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the aggregate value of the Units tendered and purchased as of March 31, 2025 (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (2) the Initial Payment. The Post-Audit Payment will be paid in full no later than 5 business days following the completion of the Fund’s next annual audit. The Fund expects that the audit will be completed by the end of May 2025. An Initial Payment in the amount of at least 95% of the Members’ unaudited net asset value of the Units tendered was wired to the accounts designated by such Members in their Letters of Transmittal on September 3, 2024.

Except as specifically provided herein, the information contained in the Statement, Offer to Purchase and the related Letter of Transmittal previously filed on May 29, 2024 (collectively, the “Tender Offer Materials”) remains unchanged and this final amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 1 through Item 9 and Item 11

The information set forth in the Tender Offer Materials is incorporated herein by reference into the final amendment in answer to Items 1 through 9 and Item 11 of Schedule TO.

Item 12(a). Exhibits

Not applicable

Item 12(b). Filing Fee

Calculation of Filing Fee Tables are attached herewith.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

Destiny Alternative Fund (TEI) LLC

By:	/s/ Michael Peck
	Name:	Michael Peck
	Title:	President

November 5, 2024